LEGION CAPITAL CORPORATION

301 E. PINE ST., STE. 850

ORLANDO, FL. 32801

February 2, 2018

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attention: Christopher Dunham and Jessica Livingston

RE:	Legion Capital Corp

Withdrawal of Post-effective Amendment No.1 to Offering Statement.

Filed January 25, 2018

File Number 024-10708

Dear Mr. Dunham and Ms. Livingston,

Please be advised that the issuer hereby withdraws its filing of January 25, 2018 because an incorrect file number (File No. 024-10708) was used in the filing.

If you have any questions, please do not hesitate to contact me.

Sincerely,

/s/ James S. Byrd

James S. Byrd

CEO